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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          AMENDMENT NO. 4
                                to
                            SCHEDULE 13D
             Under the Securities and Exchange Act of 1934

                   MACE SECURITY INTERNATIONAL, INC.
                           (Name of Issuer)

               COMMON STOCK, $.01 PAR VALUE PER SHARE
                   (Title of Class of Securities)

                             554-335-109
                            (Cusip Number)

                        Richard A. Galt, Esq.
                  MACE SECURITY INTERNATIONAL, INC.
                         160 Benmont Avenue
                        Bennington, VT 05201
                           (802) 442-1504
      (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communication)

                            JANUARY 9, 1997
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

     Robert P. Gould
     _________________________________________________________________________
     _________________________________________________________________________


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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ..............................................................[X]
     (b) ..............................................................[ ]
______________________________________________________________________________
     3)  SEC Use Only..................................................[ ]
______________________________________________________________________________
     4)  Source of Funds...............................................
         (See Instructions)............................................ N/A
______________________________________________________________________________
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)............................................[ ]

     6)  Citizenship or Place
         of Organization............................................... U.S.A.
______________________________________________________________________________

     Number of         (7)  Sole Voting Power                 102,444
     Shares            ______________________________________________
     Beneficially      (8)  Shared Voting Power             3,712,444
     Owned by          ______________________________________________
     Each              (9)  Sole Dispositive Power            102,444
     Reporting         ______________________________________________
     Person            (10) Shared Dispositive Power        3,610,000
     With
     _________________________________________________________________________
     11) Aggregate Amount Beneficially Owned By Each Reporting
         Person......................................................3,610,000
______________________________________________________________________________
     12) Check if Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).............................................
______________________________________________________________________________
     13) Percent of Class Represented by
         Amount of Row (11)............................................. 54.4%
______________________________________________________________________________
     14) Type of Reporting Person
         (See Instructions)............................................. IN
______________________________________________________________________________

     This Amendment No. 4 amends Items 3, 4, 5, 6 and 7 of the reporting person's Schedule 13D as amended.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended as follows:

     This amendment is not filed to report an acquisition by the reporting person of securities of Mace Security International, Inc (the "Company"). This amendment is filed to disclose a voting agreement executed by the reporting person and others, which agreement covers in excess of 50% of the outstanding common stock of the Company (See Item 6).

     ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended as follows:

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GENERAL DESCRIPTION:


     The reporting person, a director and significant shareholder, made a series of private transactions which resulted in his owning 640,000 fewer shares of common stock of the Company and Jon E. Goodrich, Chairman of Registrant's Board of Directors owning an additional 640,000 shares of common stock of the Company.

     Messrs. Gould and Goodrich were the founding shareholders of the Company. After completion of the Company's initial public offering in November 1993, each of Messrs. Gould and Goodrich owned approximately 30% of the outstanding common stock of the Company. Over the past year, Messrs. Gould and Goodrich have had different opinions regarding the direction of the Company and its management, which has been reflected by the changes in management structure during the year.

     After extensive discussion and consideration, both Messrs. Gould and Goodrich agreed that it would be in the Company's best interest to appoint Marvin P. Brown as a director and as President and CEO of the Company, to request the resignation of several of the then directors with persons more experienced in business and operating a public company. Mr. Brown agreed to serve in such capacities.

     On January 9, 1997 Messrs. Gould, Goodrich and Brown entered into a shareholders voting agreement (the "Agreement") (See Item 6 for a description of the Agreement).

     (a) Mr. Brown has informed the other parties to the Agreement that he expects to acquire additional shares either in the market or in a private transaction. The reporting person is not aware of any plans by any other party to the Agreement to acquire or dispose of shares.

     (b), (c), (e-j) The reporting person is not aware of any plans for any extraordinary corporate action, a sale or transfer of a material amount of assets or any material change in (i) the present capitalization or dividend policy of the Company, (ii) its business or corporate structure, (iii) its charter, bylaws or instruments corresponding thereto, causing the delisting of its securities from the NASDAQ stock market, causing any of its securities from becoming eligible for termination, or any similar transaction.

     (d) The parties to the Agreement disclosed the terms of the Agreement to the Board of Directors at the January 10, 1996 Board meeting and requested the voluntary resignations of six members. At that meeting (i) six directors, Ralph A. Foote, Esq., Robert Rosberg, Stuart DuBoff, M.D., John E. Logan, Robert D. Norman and Ronnie Mitchell, Esq., resigned from the Board, (ii) Mr. Robert D. Norman resigned as the President and CEO, (iii) Mr. Brown was appointed as a director and the President and CEO, (iv) the number of Board seats was reduced to seven, and (v) the newly constituted Board authorized the Company to grant to Mr. Brown an option to acquire 100,000 shares at an exercise price of $1.50 per share.

     While prominent business people are under consideration to fill the remaining vacant seats, only one of the vacancies has been filled. Ms. Virginia de Ganahl Russell was appointed to the Board on January 10, 1997. The remaining vacant seats are currently expected to be filled at or prior to the next annual meeting.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     (a) Mr. Gould owns 1,202,444 shares of the Company's common stock. Currently, there are 6,825,000 shares of the Company's common stock issued and outstanding.

     (b) & (c) On January 9, 1997, Mr. Gould made a series of transactions which resulted in his owning an additional 640,000 shares of the outstanding common stock of Mace Security International Inc. (the "Company") and Mr. Gould owning 640,000 fewer shares of the Company. Mr. Goodrich continues to hold 2,634,246 shares of the Company's common stock.

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     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended as follows:

     On January 9, 1997, Mr. Gould entered into the Agreement with Mr.
Goodrich and Mr. Brown that covers 1,100,000 shares of his common stock of the Company. The Agreement also covers 2,400,000 shares of Mr. Goodrich's common stock of the Company and all of Mr. Brown's common stock of the Company, which the reporting person is told is 10,000 shares. Pursuant to the terms of the Agreement, on all matters coming before the shareholders for a vote, the shares covered by the Agreement will be voted in the manner determined by a majority of the three parties to the Agreement. The Agreement also restricts each party's ability to sell, transfer, assign, pledge or otherwise dispose of or encumber his shares covered by the Agreement without the prior written consent of the other parties to the Agreement, except that, at any time more than ninety (90) days after the date of the Agreement, Mr. Gould may, upon written request, release and withdraw 100,000 shares from the Agreement. The Agreement also allows Mr. Goodrich, upon written request, to withdraw 600,000 shares from the Agreement at any time more than ninety (90) days after the date of the Agreement.
     Also on the same date, Mr. Gould and Mr. Goodrich each issued an option to purchase 100,000 shares of their stock covered by the Agreement, at an exercise price of $1.25 per share, to Mr. Brown, exercisable at any time. Further, on January 10, 1997, the newly constituted Board of Directors of the Company authorized the Company to grant to Mr. Brown an option to acquire 100,000 shares at an exercise price of $1.50 per share. The option agreements have not yet been memorialized in writing.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (1)  Shareholders Voting Agreement dated January 9, 1997

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 1997                    /s/ Robert P. Gould
                                           -------------------
                                               Robert P. Gould